--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         GLOBAL MOTORSPORT GROUP, INC.
                                ---------------

                           (Name of Subject Company)

                             GMG ACQUISITION CORP.
                          STONINGTON ACQUISITION CORP.
                                ---------------

                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                            ------------------------

                         (Title of Class of Securities)

                                   378937106
                            ------------------------

                     (CUSIP Number of Class of Securities)

                                 ROBERT F. END
                             GMG ACQUISITION CORP.
                         C/O STONINGTON PARTNERS, INC.
                                767 FIFTH AVENUE
                                   48TH FLOOR
                               NEW YORK, NY 10153
                                 (212) 339-8500
                            ------------------------

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:

                           ANDREW R. BROWNSTEIN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
                      $120,566,141                                                $24,114

* For purposes of calculating the filing fee only. Based upon 5,182,973 shares of Common Stock, par value $.001 per share, of Global Motorsport Group, Inc. outstanding on November 6, 1998, plus the number of Shares issuable upon the exercise of all outstanding options and warrants.

** The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: None
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP NO. 378937106                                                        14D-1

--------------------------------------------------------------------------------

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    GMG Acquisition Corp. (Pending)

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group

                                                                         (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Sources of Funds

    AF, BK
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    0
--------------------------------------------------------------------------------

8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares

                                                                             / /
--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)

    0.0%
--------------------------------------------------------------------------------

10. Type of Reporting Person

    CO
--------------------------------------------------------------------------------

CUSIP NO. 378937106                                                        14D-1

--------------------------------------------------------------------------------

1.  Name of Reporting Person S.S.
    or I.R.S. Identification No. of Above Person

    Stonington Acquisition Corp. (Pending)

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group

                                                                         (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Sources of Funds

    AF, BK
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    0
--------------------------------------------------------------------------------

8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares

                                                                             / /
--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)

    0.0%
--------------------------------------------------------------------------------

10. Type of Reporting Person

    HC
--------------------------------------------------------------------------------

CUSIP NO. 378937106                                                        14D-1

--------------------------------------------------------------------------------

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Stonington Capital Appreciation 1994 Fund, L.P. 13-3764929

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group

                                                                         (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Sources of Funds

    OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    0
--------------------------------------------------------------------------------

8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares

                                                                             / /
--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)

    0.0%
--------------------------------------------------------------------------------

10. Type of Reporting Person

    PN
--------------------------------------------------------------------------------

CUSIP NO. 378937106                                                        14D-1

--------------------------------------------------------------------------------

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Stonington Partners, L.P. 13-3764889

--------------------------------------------------------------------------------

2   Check the Appropriate Box if a Member of a Group

                                                                         (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Sources of Funds

    AF
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    0
--------------------------------------------------------------------------------

8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares

                                                                             / /
--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)

    0.0%
--------------------------------------------------------------------------------

10. Type of Reporting Person

    PN
--------------------------------------------------------------------------------

CUSIP NO. 378937106                                                        14D-1

--------------------------------------------------------------------------------

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Stonington Partners, Inc. II 13-3756497

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group

                                                                         (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Sources of Funds

    AF
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    0
--------------------------------------------------------------------------------

8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares

                                                                             / /
--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)

    0.0%
--------------------------------------------------------------------------------

10. Type of Reporting Person

    CO
--------------------------------------------------------------------------------

    This Schedule 14D-1 Tender Offer Statement relates to the offer by GMG Acquisition Corp. (the "Purchaser"), a Delaware corporation and an indirect, wholly-owned subsidiary of Stonington Acquisition Corp., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of Global Motorsport Group, Inc., a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights") issued pursuant to the Share Purchase Rights Agreement, dated as of November 13, 1996, between the Company and American Stock Transfer & Trust Company, as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $19.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"), which are annexed to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. Each of Parent and the Purchaser have been formed by Stonington Partners, Inc., a Delaware corporation ("Stonington"), in connection with the Offer and the transactions contemplated thereby.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Global Motorsport Group, Inc. The address of the Company's principal executive offices is 16100 Jacqueline Court, Morgan Hill, California 95037.

    (b) Reference is hereby made to the information set forth in the "Introduction," Section 1 ("Terms of the Offer") and Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company; the Rights") of the Offer to Purchase, which is incorporated herein by reference.

    (c) Reference is hereby made to the information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) This Statement is being filed on behalf of Parent and the Purchaser for purposes of the Schedule 14D-1. Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent, the Purchaser and Stonington"), Schedule I (Certain Information Concerning the General Partners, Officers and Directors of Stonington, Stonington II, the Stonington Partnership and the Fund) and Schedule II (Directors and Executive Officers of Parent and the Purchaser) of the Offer to Purchase, which is incorporated herein by reference.

    (e)-(f) During the last five years, none of Parent, the Purchaser, Stonington, Stonington Partners, Inc. II, a Delaware corporation, Stonington Partners, L.P., a Delaware limited partnership, or the Stonington Capital Appreciation 1994 Fund, L.P., a Delaware limited partnership, or, to the best of their knowledge, any of the persons listed in Schedule I (Certain Information Concerning the General Partners, Officers and Directors of Stonington, Stonington II, the Stonington Partnership and the Fund) or Schedule II (Directors and Executive Officers of Parent and the Purchaser) of the Offer to Purchase, which is incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

    (g) Reference is hereby made to the information set forth in Schedule I (Certain Information Concerning the General Partners, Officers and Directors of Stonington, Stonington II, the Stonington Partnership and the Fund) and Schedule II (Directors and Executive Officers of Parent and the Purchaser) of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent, the Purchaser and Stonington"), Section 10 ("Background of the Offer; Past Contacts with the Company") and Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company; the Rights") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) Reference is made to the information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) Reference is hereby made to the information set forth in the "Introduction," Section 7 ("Possible Effects of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations"),
Section 10 ("Background of the Offer; Past Contacts with the Company"), Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company; the Rights") and Section 13 ("Dividends and Distributions") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) None.

    (b) Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT
     COMPANY'S SECURITIES.

    Reference is hereby made to the information set forth in the "Introduction,"
Section 9 ("Certain Information Concerning Parent, the Purchaser and Stonington"), Section 10 ("Background of the Offer; Past Contacts with the Company"), Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company; the Rights") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Reference is hereby made to the information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Financial information concerning Parent and the Purchaser is not set forth in this Schedule 14D-1, because, as indicated in Section 9 ("Certain Information Concerning Parent, the Purchaser and Stonington") of the Offer to Purchase, no meaningful information is available.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Reference is hereby made to the information set forth in the "Introduction," Section 10 ("Background of the Offer; Past Contacts with the Company") and Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company; the Rights") of the Offer to Purchase, which is incorporated herein by reference.

    (b)-(c) Reference is hereby made to the information set forth in the "Introduction," Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company; the Rights") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

    (d) Reference is hereby made to the information set forth in Section 7 ("Possible Effects of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase, which is incorporated herein by reference.

    (e) Reference is hereby made to the information set forth in Section 9 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

    (f) Reference is hereby made to the entire texts of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)        --      Offer to Purchase, dated November 16, 1998.
(a)(2)        --      Letter of Transmittal.
(a)(3)        --      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(4)        --      Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust
                      Companies and Nominees.
(a)(5)        --      Notice of Guaranteed Delivery.
(a)(6)        --      Guidelines for Certification of Taxpayer Identification Number on Substitute
                      Form W-9.
(a)(7)        --      Text of press release issued by the Company on November 9, 1998.
(a)(8)        --      Form of Summary Advertisement dated November 16, 1998.
(b)(1)        --      Commitment Letter, dated as of November 8, 1998, from Bankers Trust Company and
                      NationsBank, N.A.
(c)(1)        --      Agreement and Plan of Merger, dated as of November 8, 1998, by and among the
                      Company, the Purchaser and Parent.
(c)(2)        --      Exclusivity Agreement, dated as of October 15, 1998, between the Company and
                      Stonington Partners, Inc.
(c)(3)        --      Confidentiality Agreement, dated as of April 24, 1998, between the Company and
                      Stonington Partners, Inc.
(d)           --      Not applicable.
(e)           --      Not applicable.
(f)           --      Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 1998

                                STONINGTON ACQUISITION CORP.

                                By:  /s/ ROBERT F. END
                                     ------------------------------------------
                                     Name:  Robert F. End
                                     Title: President

                                GMG ACQUISITION CORP.

                                By:  /s/ ROBERT F. END
                                     ------------------------------------------
                                     Name: Robert F. End
                                     Title: President

                                STONINGTON CAPITAL APPRECIATION
                                1994 FUND, L.P.

                                By:  Stonington Partners, L.P., its general
                                     partner
                                By: Stonington Partners, Inc. II, its general partner

                                By:  /s/ BRADLEY J. HOECKER
                                     ------------------------------------------
                                     Name: Bradley J. Hoecker
                                     Title:  Partner

                                STONINGTON PARTNERS, L.P.

                                By: Stonington Partners, Inc. II, its general partner

                                By:  /s/ BRADLEY J. HOECKER
                                     ------------------------------------------
                                     Name: Bradley J. Hoecker
                                     Title:  Partner

                                STONINGTON PARTNERS, INC. II

                                By:  /s/ BRADLEY J. HOECKER
                                     ------------------------------------------
                                     Name: Bradley J. Hoecker
                                     Title:  Partner

EXHIBIT INDEX

(a)(1)     --         Offer to Purchase, dated November 16, 1998.
(a)(2)     --         Letter of Transmittal.
(a)(3)     --         Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(4)     --         Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies
                      and Nominees.
(a)(5)     --         Notice of Guaranteed Delivery.
(a)(6)     --         Guidelines for Certification of Taxpayer Identification Number on Substitute
                      Form W-9.
(a)(7)     --         Text of press release issued by the Company on November 9, 1998.
(a)(8)     --         Form of Summary Advertisement dated November 16, 1998.
(b)(1)     --         Commitment Letter, dated as of November 8, 1998, from Bankers Trust Company and
                      NationsBank, N.A.
(c)(1)     --         Agreement and Plan of Merger, dated as of November 8, 1998, by and among the
                      Company, the Purchaser and Parent.
(c)(2)     --         Exclusivity Agreement, dated as of October 15, 1998, between the Company and
                      Stonington Partners, Inc.
(c)(3)     --         Confidentiality Agreement, dated as of April 24, 1998, between the Company and
                      Stonington Partners, Inc.
(d)        --         Not applicable.
(e)        --         Not applicable.
(f)        --         Not applicable.